Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces intention to voluntary delist American Depositary Shares from The Nasdaq Capital Market

•PHAXIAM remains listed on Euronext Paris as its primary trading market

•Nasdaq delisting will significantly reduce PHAXIAM’s cash utilization and enable the Company to focus its financial resources on key development and value milestones

Lyon (France) and Cambridge (MA, US), February 20, 2024, at 10:05pm CET – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), a biopharmaceutical company developing innovative treatments for severe and resistant bacterial infections, today announced it has given formal notice to the Nasdaq Stock Market of the Company’s intention to voluntary delist its American Depositary Shares (“ADSs”) representing its ordinary shares, which delisting is anticipated to be effective prior to the opening of trading on March 11, 2024, at which time the ADSs will no longer trade on The Nasdaq Capital Market.

Ordinary shares of PHAXIAM Therapeutics have been listed on Euronext Paris since May 2013, originally under the name ERYTECH Pharma and the ticker ERYP before changing its corporate name to PHAXIAM Therapeutics and ticker symbol to PHXM in June 2023 following the merger with Pherecydes Pharma. The Company listed the ADSs on The Nasdaq Global Select Market in November 2017 under the ticker ERYP, and subsequently transferred the listing of its ADSs to The Nasdaq Capital Market in April 2023. The ADSs trade in U.S. dollars.

“Given PHAXIAM’s current stage of development, we have determined that delisting from the Nasdaq market was the wisest business and financial decision for the company. Being listed on the Nasdaq market requires significant financial and human resources to maintain proper compliance and reporting standards, which is not appropriate anymore for a company of our size. The delisting will save valuable resources and allow us to focus our optimized organization on key development programs, while maintaining our primary market presence on Euronext Paris”, said Eric Soyer, Chief Financial Officer of PHAXIAM Therapeutics.

PHAXIAM Therapeutics remains listed on Euronext Paris as its primary trading market and intends to continue its disclosures in compliance with applicable French financial market regulations. PHAXIAM Therapeutics intends to file a Form 25 and, thereafter, a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to initiate the removal of the ADS listing and deregistration of the ADSs and underlying ordinary shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”), at which time the Company’s ADSs will no longer trade on The Nasdaq Capital Market and the Company’s reporting obligations with the SEC will be suspended. The ADS delisting will have no impact on the Company’s accounting standards. The documents filed with the SEC will be available on the Company’s website: https://phaxiam.com/en/investors/.

Information for ADS Holders

The Bank of New York Mellon serves as depositary (the “Depositary”) for the Company’s ADS facility. Each ADS represents one ordinary share. PHAXIAM intends to terminate the Amended and Restated Deposit Agreement, dated May 14, 2018, among the Company, the Depositary and owners and holders of ADSs (the “Deposit Agreement”) on or about May 20, 2024.
Under the terms of the Deposit Agreement, ADS holders will have until at least May 20, 2024 to surrender ADSs for delivery of the underlying ordinary shares. If you surrender ADSs for delivery of the underlying ordinary shares, you must pay a cable fee of $17.50. To exchange ADSs for the Company’s ordinary shares, ADS holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing ordinary share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

PRESS RELEASE
On or about May 20, 2024, the Depositary may elect to sell the underlying ordinary shares. If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS.

To surrender American Depositary Receipts (“ADRs”), the address of the Depositary is: The Bank of New York Mellon, 250 Greenwich Street, New York, New York 10286, Attention: Depositary Receipt Administration. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. For Settlement specific inquiries, please contact DRsettlements@bnymellon.com.

Investors may still present ADSs to The Bank of New York Mellon. Investors will receive either the underlying ordinary shares (if those have not yet been sold by the Depositary) or the cash received by the Depositary received upon sale of underlying ordinary shares, net of fees, if those underlying ordinary shares were sold. For more information, investors should contact DRsettlements@bnymellon.com.

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

PRESS RELEASE
Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs, development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the inability to maintain the listing of PHAXIAM’s shares on the Nasdaq Capital Market and the Euronext regulated market; (2) changes in applicable laws or regulations; (3) the possibility that PHAXIAM may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.